Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MX HOLDINGS ONE, LLC,

MX HOLDINGS TWO, INC.,

and

M & F WORLDWIDE CORP.

Dated as of September 12, 2011

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	2
Acquisition Proposal	2
Adverse Company Recommendation	24
Affiliates	2
Agreement	1
Benefit Plan	2
Book-Entry Shares	8
Business Day	2
Bylaws	6
Certificate of Incorporation	6
Certificate of Merger	6
Certificates	8
Closing	6
Closing Date	6
Code	3
Common Stock	1
Company	1
Company Board	1
Company Disclosure Schedule	11
Company IP	16
Company Recommendation	13
Company Stockholders' Meeting	23
Company Subsidiaries	12
Contract	3
Contributing Stockholders	1
Control	3
Covered Person	28
DGCL	1
Dissenting Shares	7, 8
Dual Employee	3
Effective Time	6
Equity Contribution	1
ERISA	2
Exchange Act	3
Exchange Fund	8
Excluded Shares	7
GAAP	3
Governmental Entity	3
HSR Act	14
Intellectual Property	16
Intervening Event	3
Judgment	3
Knowledge	3
Law	3
Liabilities	4

Lien	4
M&F	1
Material Adverse Effect	4
Material Contract	17
Maximum Premium	29
Merger	1
Merger Consideration	7
Merger Sub	1
Merger Sub Common Stock	1
Parent	1
Parent Expenses	33
Party	4
Paying Agent	8
Person	5
Proxy Statement	22
Public Stockholders	5
Purchasers	1
Representatives	23
Required Stockholder Vote	12
Schedule 13E-3	22
SEC	5
SEC Documents	15
Securities Act	5
Software	17
Special Committee	1
Subsidiary	5
Superior Proposal	5
Surviving Corporation	6
Tax	5
Tax Return	5
Termination Fee	33

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2011 (this "Agreement"), by and among MX Holdings One, LLC, a Delaware limited liability company ("Parent"), MX Holdings Two, Inc., a Delaware corporation ("Merger Sub" and, together with Parent, "Purchasers"), M & F Worldwide Corp., a Delaware corporation (the "Company"), and, solely with respect to Section 5.3(a) and Article VIII, MacAndrews & Forbes Holdings Inc., a Delaware corporation ("M&F").

RECITALS:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company with the Company as the surviving entity in accordance with the Delaware General Corporation Law (the "DGCL"), upon the terms and subject to the conditions of this Agreement (the "Merger");

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $.01 per share, of the Company ("Common Stock"), other than Excluded Shares and Dissenting Shares, will be converted into the right to receive $25.00 per share in cash;

WHEREAS, the board of directors of the Company (the "Company Board") (upon the recommendation of a special committee consisting of certain independent members of the Company Board (the "Special Committee")) has (i) approved the terms of this Agreement and the Merger, (ii) determined that the Merger is fair to and in the best interest of the Company and the Public Stockholders, and (iii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement and the Merger;

WHEREAS, the sole member of Parent and the board of directors of Merger Sub have each approved this Agreement and the Merger and declared it advisable for Parent and Merger Sub, as applicable, to enter into this Agreement; and

WHEREAS, pursuant to a letter entered into as of the date of this Agreement, certain existing stockholders of the Company that are Affiliates of the Purchasers (the "Contributing Stockholders") have agreed to contribute (the "Equity Contribution") Common Stock to Merger Sub immediately prior to the Effective Time in exchange for shares of common stock, par value $.01, of Merger Sub ("Merger Sub Common Stock"), such that immediately following such Equity Contribution Merger Sub will be wholly-owned by Parent and the Contributing Stockholders.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1                      Definitions.  In this Agreement, unless the context otherwise requires, the following terms have the following meanings:

"Acceptable Confidentiality Agreement" means a confidentiality agreement between the Company and a Person making an Acquisition Proposal entered into in accordance with the terms and conditions set forth in Section 5.4, and on terms and conditions customary with respect to transactions of the nature contemplated by such Acquisition Proposal.

"Acquisition Proposal" means any proposal or offer relating to (a) a merger, consolidation, share exchange or business combination involving the Company or any Company Subsidiaries representing 10% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, (b) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 10% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, (c) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 10% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer or (d) any other transaction having a similar effect to those described in clauses (a) through (c).

"Affiliates" means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, such Person; provided that (a) M&F and its Affiliates (other than the Company and the Company Subsidiaries) shall not be deemed to be Affiliates of the Company and the Company Subsidiaries and (b) the Company and the Company Subsidiaries shall not be deemed to be Affiliates of M&F and its Affiliates (other than the Company and the Company Subsidiaries) for any purpose hereunder.

"Benefit Plan" means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries for the benefit of directors, employees or former employees of the Company or any of the Company Subsidiaries.

"Business Day" means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close.

"Code" means the US Internal Revenue Code of 1986, as amended.

"Contract" means any contract, license, lease, commitment, arrangement, purchase or sale order, undertaking, understanding or other agreement, whether written or oral.

"Control" means the power to direct or cause the direction of management or policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

"Dual Employee" means each of the persons listed in Section 1.1 of the Company Disclosure Schedule and any other director of or Person employed by M&F, any Purchaser or any of their respective Affiliates who is a director or employee of or provides services to the Company or any Company Subsidiary pursuant to contractual obligations or otherwise.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated under such Exchange Act from time to time.

"GAAP" means accounting principles and practices generally accepted in the United States.

"Governmental Entity" means:  (a) any federal, state, local, municipal, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (b) any self-regulatory organization or (c) any subdivision of any of the foregoing.

"Intervening Event" means a material event, change, development, effect, occurrence or state of facts that was not known or reasonably foreseeable to the Company Board or the Special Committee on the date of this Agreement, and becomes known to the Company Board or the Special Committee before the Required Stockholder Vote; provided, that in no event shall the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto constitute an Intervening Event.

"Judgment" means any judgment, order, award, writ, injunction or decree of any Governmental Entity or arbitrator.

"Knowledge" means, with respect to any Person, the knowledge of such Person after reasonable inquiry.

"Law" means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Entity.

"Liabilities" means any liabilities or obligations of any kind, whether accrued, contingent, known or unknown, absolute, inchoate or otherwise.

"Lien" means any mortgage, pledge, lien, charge, restriction, claim or encumbrance of any nature whatsoever (other than Liens for or with respect to Taxes that are not yet due and payable or delinquent), including any restriction on use, transfer, voting or other exercise of any attributes of ownership.

"Material Adverse Effect" means any change, development or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the operations, business, properties, Liabilities or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, that the term "Material Adverse Effect" shall not include any such effect relating to or arising from (a) changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations, (b) the occurrence, escalation, outbreak or worsening of any war, acts of terrorism or military conflicts in the United States or other countries in which the Company conducts material operations, (c) changes generally affecting the industries in which the Company and its Subsidiaries operate, (d) changes in any applicable Laws or GAAP or principles, interpretations or enforcement thereof, (e) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (f) any failure by the Company to meet any published analyst estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure to the extent not otherwise excluded from the definition of "Material Adverse Effect" may be taken into account in determining whether there has been a Material Adverse Effect), (g) the announcement of the execution of this Agreement and the transactions contemplated hereby, including the initiation or continuation of litigation by any Person with respect to or related to the subject matter of this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise (including loan agreements or any other financing sources), with any customers, suppliers, lenders, distributors, partners or employees of the Company and its Subsidiaries, or the identity of the parties to this Agreement, (h) any action taken or not taken by the Company or any Company Subsidiary, in each case which is required by this Agreement (provided that this clause (h) shall not apply with respect to any action taken pursuant to the requirement that the Company and the Company Subsidiaries conduct their business in all material respects in the ordinary course of business consistent with past practice), or (i) any actions taken or not taken at the request of Parent; provided, however, that, with respect to clauses (a) through (e), effects resulting from any change, event, circumstance or development that has had or would reasonably be expected to have a disproportionate adverse effect on the Company or any Company Subsidiary compared to other companies operating in the industries in which the Company or its Subsidiaries operate will be considered for purposes of determining whether a Material Adverse Effect has occurred or is reasonably likely to occur.

"Party" means each party to this Agreement.

"Person" means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

"Public Stockholders" means all of the holders of outstanding shares of Common Stock, excluding M&F and its Affiliates.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated under such Securities Act from time to time.

"SEC" means the Securities and Exchange Commission, and any successor or replacement entity.

"Subsidiary" means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person (or, in the case of a partnership, limited liability company or other similar entity, control of the general partnership, managing member or similar interests).

"Superior Proposal" means an unsolicited bona fide Acquisition Proposal (except that references to "10%" in the definition of such term will be deemed to be references to "50%") made in writing and not solicited in violation of Section 5.4 that the Company Board has determined in its good faith judgment (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal (including any conditions relating to financing, regulatory approvals or other events or circumstances beyond the control of the party invoking the condition), and (b) if consummated, would result in a transaction more favorable to the Public Stockholders from a financial point of view (including the effect of any termination fee or provision relating to the reimbursement of expenses) than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.4(e) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

"Tax" means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duties, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, license, estimated, real property, personal property, windfall profits, occupation, premium, social security (or similar), workers compensation, transfer, registration, alternative or other tax, duty, fee or assessment of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amount and any interest in respect of such penalties and additions and including any amount payable pursuant to an obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

"Tax Return" means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, claim for refund, and declaration of estimated Tax.

ARTICLE II

THE MERGER

Section 2.1                      The Merger.  At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the "Surviving Corporation").  The Merger will have the effects as provided by the DGCL.

Section 2.2                      Effective Time.  As soon as practicable on the Closing Date, Merger Sub and the Company will file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL.  The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as is permissible in accordance with the DGCL and as the Parties may agree, as specified in the Certificate of Merger (the time the Merger becomes effective, the "Effective Time").

Section 2.3                      Closing.  Unless otherwise agreed by the Parties in writing, the closing of the Merger (the "Closing") will take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York on the third Business Day after the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) of the conditions (other than conditions that by their nature are to be satisfied at the Closing but subject to such conditions being satisfied) provided in Article VI (the date of the Closing, the "Closing Date").

Section 2.4                      Certificate of Incorporation; Bylaws; Directors and Officers.  At the Effective Time:

(a)
subject to Section 5.9(a), the certificate of incorporation of the Company shall be amended in the Merger to read the same as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the "Certificate of Incorporation"), until thereafter amended in accordance with its terms and as provided by the DGCL;

(b)
subject to Section 5.9(a), the bylaws of the Company shall be amended in the Merger to read the same as the bylaws of Merger Sub in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation (the "Bylaws"), until thereafter amended in accordance with its terms and as provided by the DGCL;

(c)
the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation following the Merger until the earlier of (i) their death, resignation or removal or (ii) such time as their respective successors are duly elected or appointed as provided in the Certificate of Incorporation or Bylaws; and

(d)
the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of (i) their death, resignation or removal or (ii) such time as their respective successors are duly appointed as provided in the Certificate of Incorporation or Bylaws.

Section 2.5                      Effect of Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any equity interests of the Company or Merger Sub, as applicable:

(a)
each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation;

(b)	subject to Section 2.6:

(i)
each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock (A) held by Merger Sub or (B) held by the Company in treasury (collectively, "Excluded Shares")) will be converted into the right to receive $25.00 in cash, without interest (the "Merger Consideration"), and, when so converted, will automatically be canceled and will cease to exist;

(ii)	each Excluded Share will automatically be canceled and will cease to exist; and

(iii)	each share of series A preferred stock, par value $0.01 per share, of the Company will automatically be canceled and will cease to exist.

Section 2.6                      Dissenting Shares.

(a)
Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the DGCL (the "Dissenting Shares") will not be converted into or represent the right to receive the Merger Consideration, but their holder will instead be entitled to such rights as are afforded under the DGCL with respect to Dissenting Shares, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal.

(b)
If any holder of shares of Common Stock who demands appraisal of such holder's shares pursuant to the DGCL fails to perfect or withdraws or otherwise loses such holder's right to appraisal, at the later of the Effective Time or upon the occurrence of such event, such holder's Dissenting Shares will be converted into and will represent the right to receive the Merger Consideration, without interest, in accordance with Section 2.5(b), and shall no longer be deemed "Dissenting Shares" hereunder.

(c)	The Company shall give Parent:

(i)
prompt notice of any written demand for appraisal or payment of the fair value of any shares of Common Stock, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL received by the Company; and

(ii)	the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.

(d)
The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Common Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.7                      Exchange of Certificates; Payment for Common Stock.

(a)
Paying Agent.  Prior to the Effective Time, Parent will appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration.  At or prior to the Effective Time, Parent will have deposited, or caused to be deposited, with the Paying Agent, for the benefit of the Public Stockholders, the aggregate amount of cash payable under Section 2.5(b) (the "Exchange Fund").

(b)	Exchange Procedures.

(i)
Promptly after the Effective Time (but no later than five (5) Business Days after the Effective Time), the Paying Agent will mail to each holder of record of a certificate or certificates, which represented outstanding shares of Common Stock immediately prior to the Effective Time ("Certificates"), and to each holder of uncertificated shares of Common Stock represented by book entry immediately prior to the Effective Time ("Book−Entry Shares"), in each case, whose shares were converted into the right to receive cash pursuant to Section 2.5(b):

(A)
a letter of transmittal (which will be in customary form and reviewed by the Company prior to delivery thereof) specifying that delivery will be effected, and risk of loss and title to the Certificates or Book−Entry Shares held by such Person will pass, only upon delivery of the Certificates or Book−Entry Shares to the Paying Agent; and

(B)	instructions for use in effecting the surrender of the Certificates or Book−Entry Shares, in exchange for the applicable Merger Consideration.

(ii)	Upon surrender to, and acceptance in accordance with Section 2.7(b)(iii) below by, the Paying Agent of a Certificate or of Book-Entry Shares, the

holder will be entitled to the amount of cash into which the number of Book−Entry Shares or shares of Common Stock formerly represented by each Certificate surrendered have been converted under this Agreement.

(iii)
The Paying Agent will accept Certificates or Book Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange of the Certificates or Book−Entry Shares in accordance with normal exchange practices.

(iv)
After the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book−Entry Shares and if such Certificates or Book−Entry Shares are presented to the Company for transfer, they will be canceled against delivery of the Merger Consideration allocable to the shares of Common Stock represented by such Certificates or Book−Entry Shares.

(v)	No interest will be paid or accrued for the benefit of holders of Certificates or Book−Entry Shares on the Merger Consideration payable in respect of Certificates or Book−Entry Shares.

(vi)
If any Merger Consideration is to be remitted to a name other than that in which the surrendered Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share unless:

(A)	the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer;

(B)	the Book-Entry Share is properly transferred; and

(C)
the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(vii)
Until surrendered as contemplated by this Section 2.7 and at any time after the Effective Time, each Certificate or Book-Entry Share (other than Dissenting Shares and Excluded Shares) will be deemed to represent only the right to receive upon such surrender the Merger Consideration allocable to such Book-Entry Share or the shares represented by such Certificate as contemplated by Section 2.5(b).

(c)
No Further Ownership Rights in Common Stock.  The Merger Consideration paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with this Section 2.7 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock represented by such Certificates or Book-Entry Shares.

(d)
Termination of Exchange Fund.  The Paying Agent will deliver to the Surviving Corporation any portion of the Exchange Fund (including any interest and other income received by the Paying Agent in respect of all such funds) which remains undistributed to the holders of Certificates or Book-Entry Shares upon expiry of the period of six (6) months following the Effective Time.  Any holders of shares of Common Stock prior to the Merger who have not complied with this Section 2.7 prior to such time may look only to the Surviving Corporation for payment of their claim for Merger Consideration to which such holders may be entitled.

(e)
No Liability.  No Party will be liable to any Person in respect of any amount from the Exchange Fund delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.

(f)
Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, the Paying Agent will issue the Merger Consideration deliverable in respect of, and in exchange for, such lost, stolen or destroyed Certificate, as determined in accordance with this Section 2.7, only upon:

(i)	the making of an affidavit of such loss, theft or destruction by the Person claiming such Certificate to be lost, stolen or destroyed; and

(ii)
if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such Certificate; or

(iii)
if required by the Surviving Corporation, the entering into an indemnity agreement by such Person reasonably satisfactory to the Surviving Corporation to indemnify the Surviving Corporation against any claim that may be made against it with respect to such Certificate.

(g)
Withholding Rights.  Purchasers and the Surviving Corporation may deduct and withhold, or may instruct the Paying Agent to deduct and withhold, from the consideration otherwise payable under this Agreement to any holder of shares of Common Stock such amounts as Purchasers, the Surviving Corporation or the Paying Agent is required to deduct and withhold under the Code or any similar provision of state, local or foreign Tax Law with respect to the making of such payment.  Any amounts so deducted and withheld by Purchasers, the Surviving Corporation or the Paying Agent will be treated as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made for all purposes.

Section 2.8                      Deferred Stock Accounts.  At the Effective Time, each notional stock account with respect to Common Stock under the Company's deferred compensation plan shall be adjusted pursuant to the terms of the plan such that the account ceases to represent a notional investment in shares of Common Stock and shall be converted into a notional cash account equal to the product of (x) the number of shares of Common Stock subject to such stock account multiplied by (y) the Merger Consideration.

Section 2.9                      Adjustments to Merger Consideration.  In the event that, between the date of this Agreement and the Effective Time, the number of issued and outstanding shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the per share Merger Consideration shall be equitably adjusted to reflect such change; provided that nothing in the foregoing shall permit the Company to take any action which is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in (i) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the "Company Disclosure Schedule") (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Company Disclosure Schedule to the extent that the relevance of such item to such other section is or reasonably should be apparent to the Purchasers or any Dual Employee) or (ii) the SEC Documents filed at least two (2) Business Days prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), or (b) as any Dual Employee otherwise has Knowledge of as of the date hereof, the Company hereby represents and warrants to the Purchasers as follows:

Section 3.1                      Organization and Qualification.

(a)
The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all the requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it.  Except as would not have a Material Adverse Effect, each Company Subsidiary is validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b)
The Company and the Company Subsidiaries are qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified would not have a Material Adverse Effect.

Section 3.2                      Capitalization.

(a)	As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 250,000,000 shares of Common Stock; and (ii) 250,020,000 shares of preferred stock, par value $.01 per share.  As of June 30, 2011, there were 19,333,931 shares of Common Stock issued and outstanding, 4,541,900 shares of Common Stock held in treasury, and 20,000 shares of series A preferred stock held in treasury.  All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable.  No restricted shares of Common Stock have been granted by the Company other than such shares that have vested prior to the date hereof.

(b)
There are no outstanding options, warrants or other rights of any kind (including preemptive rights) issued or granted by the Company to acquire from the Company any additional shares of capital stock of the Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares from the Company, nor is the Company committed to issue any such option, warrant, right or security.

(c)
The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

Section 3.3                      Subsidiaries.  Section 3.3(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Subsidiaries of the Company as of the date hereof (the "Company Subsidiaries"). Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, voting securities, partnership interests or equity securities of any Person.  Except as set forth in Section 3.3(b) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of each of the Company's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and owned free and clear of any Lien.

Section 3.4                      Authorization; Approval and Fairness.

(a)
The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, subject only to adoption of this Agreement by the affirmative vote of (i) at least a majority of all outstanding shares of Common Stock and (ii) at least a majority of all outstanding shares of Common Stock held by the Public Stockholders, in each case, entitled to vote on such matter at a meeting of stockholders duly called and held for such purpose (together, the "Required Stockholder Vote").

(b)
This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Purchasers, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

(c)
On or prior to the date of this Agreement, the Special Committee and the Company Board (upon the recommendation of the Special Committee) have (i) approved the terms of this Agreement and the Merger, (ii) determined that the Merger is fair to and in the best interest of the Company and the Public Stockholders, and (iii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement and the Merger (the "Company Recommendation").

(d)
The Special Committee has received an opinion of Evercore Group L.L.C. to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the Public Stockholders.

Section 3.5                      Consents.

(a)
Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 3.5(b) have been made or obtained, the execution, delivery and performance by the Company of this Agreement will not (with or without notice or lapse of time) result in any violation of or be in conflict with, or result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)	any provision of the Company's or any of the Company Subsidiaries' certificate of incorporation or bylaws (or comparable organizational documents);

(ii)
any Law or Judgment to which the Company or any of the Company Subsidiaries or their respective properties is subject or bound, except for such violations, conflicts, breaches or defaults that would not, together with all such other violations, conflicts, breaches and defaults, have a Material Adverse Effect or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(iii)
any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or their respective properties is bound, or result in the creation of any Lien upon any of the properties or assets of any the Company or any of the Company Subsidiaries, except for such violations, conflicts, breaches, defaults or Liens that would not, together with all such other violations, conflicts, breaches, defaults and Liens, have a Material Adverse Effect or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)	No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the Company's valid execution, delivery or performance of this Agreement, or the consummation of any other transaction contemplated on the part of the Company under this Agreement, except (i) in connection, or in compliance, with the Securities Act and the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate related documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) the filings required under, and compliance with other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iv) approvals, qualifications, orders, authorizations, or filings, in each case, the failure to obtain which would not have a Material Adverse Effect on the Company or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.6                      Brokers and Finders.  Other than Evercore Group L.L.C., the Company has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker's, finder's or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement.  The Company has disclosed to Parent all amounts payable to Evercore Group L.L.C.

Section 3.7                      Proxy Statement; Schedule 13E-3.

(a)
None of the information to be supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders' Meeting and (ii) in the case of the Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company's stockholders and as of the date of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)	Each of the Proxy Statement and the Schedule 13E-3 will, as of its first date of use, comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.8                      SEC Documents; Financial Statements; Sarbanes-Oxley.

(a)
The Company has filed with the SEC all reports, schedules, forms, statements, amendments, supplements and other documents required to be filed with the SEC since January 1, 2009, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (these documents, and together with all information incorporated by reference therein and exhibits thereto, the "SEC Documents").

(b)	As of the respective dates that they were filed, the SEC Documents complied in all material respects with all applicable requirements of the Securities Act and the

Exchange Act, as the case may be.  None of the SEC Documents, at the time filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated in or necessary in order to make the statements in the SEC Documents, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC Documents.  To the Knowledge of the Company, as of the date hereof, none of the SEC Documents is the subject of ongoing SEC formal, informal or voluntary review or investigation.

(c)
The financial statements of the Company included in the SEC Documents (i) comply in all material respects with applicable accounting requirements and the applicable published rules and regulations of the SEC, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes to the financial statements), and (iii) fairly present in all material respects the consolidated financial position of the Company as of the respective dates and the Company's consolidated results of operations and cash flows for the periods then ended except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(d)
The Company maintains "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act of 2002.  The Company's "disclosure controls and procedures" are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.  The Company is not a party to any off-balance sheet arrangements (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act).

Section 3.9                      Absence of Certain Changes or Events.

(a)	Since December 31, 2010, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses.

(b)	From December 31, 2010 through the date of this Agreement there has not been any Material Adverse Effect.

Section 3.10                      No Undisclosed Liabilities.  Neither the Company nor any of the Company Subsidiaries has any Liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise, whether known or unknown), except Liabilities:

(a)	reflected, reserved for or disclosed in the Company's balance sheet as of December 31, 2010 included in the SEC Documents filed by the Company;

(b)	incurred after December 31, 2010 in the ordinary course of business consistent with past practice; or

(c)	that would not have a Material Adverse Effect.

Section 3.11                      Compliance with Laws.  Each of the Company and each of the Company Subsidiaries is in compliance with and has not been given notice of any violation of, any applicable Law, rule, regulation, judgment, injunction, order or decree of any Governmental Entity applicable to the Company or the Company Subsidiaries, except for such violations as would not have a Material Adverse Effect.

Section 3.12                      Legal Proceedings.  Neither the Company nor any of the Company Subsidiaries is subject to any continuing Judgment with any Governmental Entity, and there is no claim, action, suit, litigation, proceeding, or arbitration pending or, to the Knowledge of the Company, threatened, except for matters which would not have a Material Adverse Effect.

Section 3.13                      Intellectual Property.

(a)
Except as would not have a Material Adverse Effect, (i) the Company and the Company Subsidiaries have sufficient rights to use all Intellectual Property that is used in their respective businesses as conducted on the date of this Agreement (the "Company IP") free and clear of all Liens and (ii) all of the registrations and applications included in the Company IP owned by the Company or any of the Company Subsidiaries are subsisting.

(b)
Except as would not have a Material Adverse Effect, neither the conduct of the business of the Company nor the conduct of the business of any of the Company Subsidiaries nor the ownership or use of the Company IP infringes or otherwise violates any Intellectual Property rights of any third party.

(c)
For purposes of this Agreement:  "Intellectual Property" means all foreign and domestic (i) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (ii) patents and proprietary inventions and discoveries; (iii) confidential and proprietary information, trade secrets and know-how; (iv) copyrights, Software and works of authorship in any media; (v) all other intellectual property rights; and (vi) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing; and "Software" means any and all (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

Section 3.14                      Contracts.  Each Contract (or group of related Contracts) that is material to the Company and the Company Subsidiaries taken as a whole (a "Material Contract") is valid and binding on the Company or the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not have a Material Adverse Effect.  There is no breach or default under any Material Contracts by the Company or the Company Subsidiaries and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or the Company Subsidiaries, in each case except as would not have a Material Adverse Effect.

Section 3.15                      Takeover Statutes.  No "business combination," "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Purchasers hereby represent and warrant to the Company as follows:

Section 4.1                      Organization and Qualification.  Each of Parent and Merger Sub is duly organized, and is validly existing and in good standing under the laws of Delaware.  Merger Sub has been formed solely for the purpose of merging with and into the Company and taking action incident to the Merger.  Except for Liabilities and activities contemplated by this Agreement or the Equity Contribution, Merger Sub has not incurred any obligations or Liabilities or engaged in any business activities of any kind prior to the Closing.  All issued and outstanding shares of Merger Sub Common Stock are and will remain beneficially owned by M&F prior to the Closing.

Section 4.2                      Authorization.

(a)
Parent has all requisite limited liability company power and authority and has taken all limited liability company action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger.

(b)
This Agreement has been duly executed and delivered by Purchasers and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of Purchasers, enforceable against Purchasers in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally or by general equitable principles.

(c)	Immediately following the execution of this Agreement by the parties hereto, Parent, in its capacity as the sole stockholder of Merger Sub, will approve this Agreement.

Section 4.3                      Consents.

(a)
Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 4.3(b) have been made or obtained, the execution, delivery and performance by Purchasers of this Agreement will not (with or without notice or lapse of time) result in any violation of or be in conflict with, or result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)	any provision of the organizational documents of Parent or Merger Sub; or

(ii)
any Law or Judgment to which Parent or Merger Sub or their respective properties is subject or bound, except for such violations, conflicts, breaches or defaults that would not, together with all such other violations, conflicts, breaches and defaults, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)
No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the valid execution, delivery or performance of this Agreement by Parent or Merger Sub, or the consummation of any other transaction contemplated on the part of Parent or Merger Sub under this Agreement, except (i) in connection, or in compliance, with the Securities Act and the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filings required under, and compliance with other applicable requirements of, the HSR Act and (iv) approvals, qualifications, orders, authorizations, or filings, in each case the failure to obtain which would not reasonably be expected to prevent or materially delay Purchaser or Merger Subs ability to consummate the transactions contemplated by this Agreement.

Section 4.4                      Financing.  Merger Sub will have access to sufficient funds to pay the aggregate Merger Consideration and other amounts payable pursuant to this Agreement at the Effective Time, including all fees and expenses incurred in connection with the transactions contemplated hereby.

Section 4.5                      Brokers and Finders.  Other than Moelis & Company, Purchasers have not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker's, finder's, or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement.

Section 4.6                      Proxy Statement; Schedule 13E-3.  None of the information to be supplied by the Purchasers for inclusion in the Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders' Meeting and (ii) in the case of the Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company's stockholders and as of the date of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein with respect to information provided by Purchasers, in light of the circumstances under which they are made, not misleading.

Section 4.7                      Solvency of Parent and the Surviving Corporation.  Immediately following the Effective Time and after giving effect to the Merger and taking into account the financing and related transaction costs necessary to consummate the Merger, Parent, the Surviving Corporation and each of its Subsidiaries will not (i) be insolvent (either because their respective financial conditions are such that the sum of their debts is greater than the fair market value of their assets or because the fair saleable value of their assets is less than the amount required to pay their probable liability on their existing debts as such debts mature); (ii) have unreasonably small capital with which to engage in the business of the Company as conducted immediately prior to the consummation of the Merger; or (iii) have incurred debts beyond their ability to pay such debts as such debts become due, taking into account the timing of and amounts of cash to be received by them and the timing of and amounts of cash to be payable on or in respect of their respective indebtedness, in each case after giving effect to the transactions contemplated by this Agreement.

Section 4.8                      Ownership of Shares.  Merger Sub and the Contributing Stockholders collectively own 8,394,000 shares of Common Stock as of the date hereof and, immediately after the Equity Contribution, Merger Sub will own at least 8,394,000 shares of Common Stock.  Except as set forth herein, none of M&F or its Subsidiaries owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company or holds any rights to acquire or vote any shares of capital stock of the Company except pursuant to this Agreement.

Section 4.9                      No Other Representations or Warranties.  Except for the representations and warranties contained in Article III, each of the Purchasers acknowledges that (i) neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty to the Purchasers and (ii) neither the Company nor any other Person acting on behalf of the Company will have or be subject to any liability to the Purchasers or any of their Affiliates or their respective directors, officers or employees resulting from the distribution to any Purchaser, or any Purchaser's use of, any information, documents, projections, forecasts or other material available or made available to the Purchasers.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

Section 5.1                      Certain Actions Pending Merger.  Except as required by applicable Law, as set forth in Section 5.1 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and the Company Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the business of it and the Company Subsidiaries shall be conducted in all material respects in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, the Company and Company Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries' present employees and agents.  Without limiting the generality of the foregoing, except as required by applicable Law, as set forth in Section 5.1 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and the Company Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the Company, other than with respect to actions taken by or at the direction of any Dual Employee, shall not, and shall cause the Company Subsidiaries not to, without the prior written consent of Parent (not to be unreasonably withheld or delayed):

(a)
(i) adjust, split, combine or reclassify any of its capital stock or other equity interests or (ii) set any record dates or payment dates for the payment of any dividends or distributions on its capital stocks, or make, declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock, other than, in each case, any such dividends or distributions from any Company Subsidiary to the Company or any other Company Subsidiary;

(b)
issue, deliver, pledge, encumber, sell or purchase any shares of its capital stock or other equity interests, or rights, warrants or options to acquire, any such shares of capital stock or other equity interests, or propose to do any of the foregoing;

(c)	amend its certificate of incorporation, bylaws or other organizational documents in any manner;

(d)
merge or consolidate with any other Person, or acquire any assets or capital stock of any other Person, other than acquisitions of assets in the ordinary course of business consistent with past practice;

(e)
(i) incur any long-term indebtedness for money borrowed or guarantee any such indebtedness of another Person in excess of $5,000,000, other than in the ordinary course of business, or (ii) make, or commit to make, any individual capital expenditures in excess of $2,500,000, other than in the ordinary course of business;

(f)	except as may be required by changes in applicable Law or GAAP, change any method, practice or principle of accounting;

(g)
enter into any new employment agreements with, or increase the compensation of, any officer or director of the Company or any Company Subsidiary (including entering into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement pursuant to which such person has the right to any form of compensation from the Company or such Company Subsidiary), other than as required by Law or by written agreements in effect on or prior to the date of this Agreement with such person, or otherwise amend in any material respect any existing agreements with any such person or use its discretion to amend any Benefit Plan or accelerate the vesting or any payment under any Benefit Plan, other than in the ordinary course of business;

(h)
settle or otherwise compromise any material litigation, arbitration or other judicial or administrative dispute or proceeding relating to (i) the Company or the Company Subsidiaries other than in the ordinary course of business, or (ii) the Merger or the transactions contemplated by this Agreement;

(i)
sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its material properties or assets to any Person, except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to an agreement in effect on the date of this Agreement, or (iii) dispositions of obsolete assets;

(j)	make an investment in, or loan to, any Person, except the Company or the Company Subsidiaries, other than in the ordinary course of business;

(k)	enter into, terminate or amend any Material Contract other than in the ordinary course of business;

(l)
except in the ordinary course of business, make or change any material election concerning Taxes or Tax Returns, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a material refund of Taxes or obtain any Tax ruling; or

(m)	enter into any agreement to, or the making of any commitment to, take any of the actions prohibited by this Section 5.1.

Section 5.2                      Proxy Statement.

(a)
The Company shall (i) as promptly as reasonably practicable after the date of this Agreement, prepare and file with the SEC a proxy statement relating to the Company Stockholders' Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the "Proxy Statement"), (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings, (iii) as promptly as reasonably practicable prepare and file any amendments or supplements necessary to be filed in response to any such comments and (iv) use its reasonable best efforts to have cleared by the staff of the SEC the Proxy Statement and thereafter mail to its stockholders as promptly as reasonably practicable such Proxy Statement, and (v) to the extent required by applicable Law, as promptly as reasonably practicable, file and mail to the Company stockholders any supplement or amendment to the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with Parent and provide Parent with the opportunity to review and comment on any response to such comments or requests prior to responding to any such comments or request, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Parent shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Proxy Statement under the Exchange Act.  The Company will provide Parent a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC.

(b)
The Company and Parent shall cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the "Schedule 13E-3") relating to the transactions contemplated by this Agreement, and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings and will consult with each other prior to providing such response, (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any such comments, (iv) use reasonable best efforts to have cleared by the SEC the Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable, prepare and file any supplement or amendment to the Schedule 13E-3.

(c)
If, at any time prior to the Company Stockholders' Meeting any information relating to the Company or Parent or any of their respective Affiliates should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and, to the extent required by applicable Law, the Company (or the Company and Parent jointly, in the case of the Schedule 13E-E) shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company's stockholders.

(d)	Subject to Section 5.4, the Company Recommendation shall be included in the Proxy Statement and the Schedule 13E-3.

Section 5.3                      Stockholders' Meeting.

(a)
The Company will call and hold a meeting of the stockholders of the Company for the purpose of voting upon the adoption and approval of this Agreement and the transactions contemplated by this Agreement (such meeting, the "Company Stockholders' Meeting").  The Company Stockholders' Meeting will be held (on a date selected by the Company in consultation with Parent) as promptly as practicable (but no later than 40 days) after the mailing of the Proxy Statement to the stockholders of the Company subject to any reasonable delay required by the need to supplement or amend the Proxy Statement.  M&F shall cause to be voted all shares of Common Stock beneficially owned by it in favor of the adoption and approval of this Agreement and the transactions contemplated by this Agreement.

Section 5.4                      No Solicitation; No Adverse Company Recommendation.

(a)
Except as expressly permitted by this Section 5.4, neither the Company nor any of the Company Subsidiaries nor any of their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (such officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, "Representatives") shall, directly or indirectly:

(i)
initiate, solicit, or knowingly encourage, induce or assist any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii)	execute or enter into any Contract with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to the terms and conditions of Section 5.4(b));

(iii)
engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any non-public information or data relating to the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books, records or personnel of the Company or any of the Company Subsidiaries to any Person (other than Parent, Merger Sub, or any of their respective Affiliates, designees or Representatives) with the intent to initiate, solicit, encourage, induce or assist the making, submission or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(iv)	otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)
Notwithstanding Section 5.4(a), from the date hereof until the date that the Required Stockholder Vote has been obtained, following the receipt by the Company of an unsolicited bona fide written Acquisition Proposal, (i) the Company Board and the Special Committee shall be permitted to participate in discussions regarding such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal and (ii) if the Company Board determines in good faith (A) that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties, then the Company may, in response to such Acquisition Proposal, (x) furnish access and non-public information with respect to the Company and of the Company Subsidiaries to the Person who has made such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement and (y) participate in discussions and negotiations regarding such Acquisition Proposal.

(c)
The Company shall promptly (and, in any event, within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company's intentions as previously notified.

(d)
Except as set forth in Section 5.4(e) and Section 5.4(f), the Company Board or any committee thereof shall not (i) withdraw, modify or amend the Company Recommendation in any manner adverse to Parent, (ii) approve, endorse or recommend an Acquisition Proposal or (iii) at any time following receipt of an Acquisition Proposal, fail to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within five (5) business days after receipt of any reasonable written request to do so from Parent) (any of the above, an "Adverse Company Recommendation").

(e)
Notwithstanding the foregoing, the Company Board may, at any time before obtaining the Required Stockholder Vote, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties, in response to a Superior Proposal received by the Company Board after the date of this Agreement, make an Adverse Company Recommendation, but only if:

(i)
the Company shall have first provided Parent prior written notice, at least three (3) Business Days in advance, that it intends to make such Adverse Company Recommendation and is prepared to terminate this Agreement to enter into a Contract with respect to a Superior Proposal, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal, and copies of any Contracts that are proposed to be entered into with respect to such Superior Proposal; and

(ii)
during the three (3) Business Days after the receipt of such notice (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent of a two (2) Business Day period which may, in whole or in part, run concurrently with the initial three (3) Business Day period), the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that there is no longer a basis for such Acquisition Proposal to constitute a Superior Proposal.

(f)
Notwithstanding the foregoing, the Company Board may, at any time before obtaining the Required Stockholder Vote, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties, in response to an Intervening Event, make an Adverse Company Recommendation, but only if:

(i)	the Company shall have first provided Parent prior written notice, at least three (3) Business Days in advance, that it intends to make such Adverse Company Recommendation; and

(ii)
during the three (3) Business Days after the receipt of such notice, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that there is no longer a basis for such withdrawal, modification or amendment.

(g)
Nothing contained in this Section 5.4 shall be deemed to prohibit the Company Board from disclosing to the stockholders of the Company a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act, provided, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Company Recommendation (it being understood that any "stop, look or listen" communication that contains only the information set forth in Rule 14d-9(f) shall not be deemed to be an Adverse Company Recommendation).

(h)
Any violations of the restrictions set forth in this Section 5.4 by any Representatives of the Company or any of its Subsidiaries (other than any such Representatives that are also Representatives of M&F or its Affiliates) shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5                      Reasonable Best Efforts.

(a)
Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each Party shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable.  The terms of this Section 5.5 shall not limit the rights of the Company set forth in Section 5.4.

(b)
Without limiting the generality of Section 5.5(a), each Party shall (i) use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations or required to be taken by any Governmental Entity or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by any Party, or to avoid an action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger, (iii) defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, (iv) make, as promptly as practicable (and in any event within ten (10) Business Days of the date of this Agreement), an appropriate filing with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and (v) make, as promptly as practicable, appropriate filings under any other applicable antitrust or anti-competition Law.  Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent's prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 5.5 shall require Parent, the Company or their respective Affiliates to offer, accept or agree to (A) dispose or hold separate any material part of its or their businesses, operations or assets, (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, the Company or any of their respective Affiliates may carry on any material part of its or their business.

(c)	Each Party shall cooperate to obtain all consents, approvals or waivers from, or take other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement.

(d)
The Company shall and shall cause the Company Subsidiaries and their respective Representatives to cooperate, at Parent's cost and expense, with Parent in connection with its efforts to obtain any financing for Parent or its Affiliates in connection with consummation of the Merger (provided that such requested cooperation is consistent with applicable Law and does not unreasonably interfere with the operations of the Company and Company Subsidiaries), including by participating in presentations, meetings or diligence sessions with prospective lenders and assisting with the preparation of financial statements and other materials requested by prospective lenders. Parent shall indemnify, defend, and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (i) any action taken by them at the request of Parent pursuant to this Section 5.5(d) or (ii) any information utilized in connection with this Section 5.5(d) (other than information provided by the Company or the Company Subsidiaries).

Section 5.6                      Access.  From the date of this Agreement to the Effective Time, the Company shall allow Parent and its Representatives reasonable access at all reasonable times to the personnel, auditors, offices, records and files, correspondence, audits and properties, as well as to all information relating to or otherwise pertaining to the business and affairs, of the Company.  No investigation by Parent or its Representatives pursuant to this Section 5.6, shall affect any representation or warranty of the Company in this Agreement.

Section 5.7                      Notification of Certain Matters.  From and after the date of this Agreement until the Effective Time, each Party shall promptly notify the other Parties of:

(a)	any change or event that would be reasonably likely to cause any of the conditions in Article VI not to be satisfied or to cause the satisfaction thereof to be materially delayed; and

(b)
any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of the Party, threatened against any Party which seeks to prohibit, prevent or materially delay consummation of the transactions contemplated hereby;

(c)
provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not be deemed to be an amendment of this Agreement and shall not cure any breach of any representation or warranty hereunder.

Section 5.8                      Public Announcements.  None of the Parties or their respective Affiliates will issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other Party (which consent will not be unreasonably withheld), except as may be required by applicable Law or stock exchange regulation.  The Parties will consult (to the extent reasonably practicable if disclosure is required by Law) with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated by this Agreement, whether or not required by Law.

Section 5.9                      Directors' and Officers' Indemnification.

(a)
The Certificate of Incorporation and the Bylaws will contain provisions with respect to indemnification, advancement of expenses and limitation of Liability of directors and officers set forth in the Company's certificate of incorporation and bylaws in effect as of the date of this Agreement.  These provisions may not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would adversely affect the rights of individuals who on or prior to the Effective Time were directors or officers of the Company (each a "Covered Person"), unless such modification is required by Law and then only to the maximum extent required by such applicable Law.

(b)
From the Effective Time through the later of (i) the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation referred to below, the Surviving Corporation shall indemnify and hold harmless each Covered Person against all claims, losses, Liabilities, damages, judgments, fines, fees, costs or expenses, including reasonable attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and as required by the certificate of incorporation or bylaws of the Company in effect on the date of this Agreement, including provisions relating to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation.

(c)
The Surviving Corporation shall provide, for a period of not less than six (6) years after the Effective Time, the Covered Persons who are currently covered by the Company's existing director and officer insurance policy with an insurance policy (including by arranging for run-off coverage, if necessary) that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy so long as the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the "Maximum Premium").  If Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then the Surviving Corporation shall instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.  Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.9(c), Parent shall be entitled to purchase a "tail" directors' and officers' liability insurance policy covering the matters described in this Section 5.9(c), and if it so elects, the obligations under this Section 5.9(c) shall be satisfied so long as Purchaser (or the Surviving Corporation) causes such policy to be maintained in effect for a period of six years following the Effective Time.

(d)
The covenants contained in this Section 5.9 shall survive the Effective Time, and are intended to be for the benefit of, and shall be enforceable by, each Covered Person and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Covered Person is entitled, whether pursuant to Law, Contract or otherwise.

(e)
In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent's option, Parent, shall assume the obligations set forth in this Section 5.9.

Section 5.10                      Stockholder Litigation.  Each of the Parties shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against any Party or their respective directors and officers, as applicable, relating to this Agreement and the transactions contemplated hereby.  No settlement that imposes obligations (monetary or otherwise) on the Company or the Surviving Corporation shall be agreed to without the prior written consent of Parent.

Section 5.11                      Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any Party hereto to cause dispositions of Company equity securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 5.12                      Knowledge of Inaccuracies.  Parent shall not have any right to (a) terminate this Agreement under Section 7.1(c)(ii) or (b) claim any damage or seek any other remedy at Law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in Article III to the extent (i) M&F, the Purchasers or any of their respective Affiliates or (ii) any Dual Employee had Knowledge of any facts or circumstances that constitute or give rise to such breach of or inaccuracy in such representation or warranty as of the date hereof.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1                      Conditions to each Party's Obligation to Effect the Merger.  The respective obligation of each Party to effect the Merger is subject to the satisfaction on or prior to the Closing Date of each of the following conditions, none of which may be waived:

(a)
No Injunctions or Restraints; Illegality.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

(b)	Approval of Stockholders. The Required Stockholder Vote shall have been obtained.

(c)	Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

Section 6.2                      Conditions to the Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

(a)
Representations and Warranties.  The representations and warranties of the Purchasers set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date, without regard to any "materiality" qualifications contained in them, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of any such representation or warranty to be so true and correct would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)
Agreements.  Purchasers shall have performed and complied in all material respects with all its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)
Certificate.  The Company shall have received a certificate of a senior executive officer of each of Parent and Merger Sub, dated as of the Closing Date, certifying that the conditions specified in Section 6.2(a) and Section 6.2(b) have been fulfilled.

Section 6.3                      Conditions to the Obligation of Purchasers to Effect the Merger.  The obligation of Purchasers to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

(a)
Representations and Warranties.  The representations and warranties of the Company set forth in (i) this Agreement (other than in Section 3.9(b)) shall be true and correct in all respects as of the date hereof and as of the Closing Date, without regard to any "materiality" or "Material Adverse Effect" qualifications contained in them, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of any such representation or warranty to be so true and correct would not (A) individually or in the aggregate have a Material Adverse Effect or (B) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and (ii) Section 3.9(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date.

(b)
Agreements.  The Company shall have performed and complied in all material respects with all of its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)
Certificate.  Parent and Merger Sub shall have received a certificate of a senior executive officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 6.3(a) and Section 6.3(b) have been fulfilled.

(d)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

For the avoidance of doubt, the obtaining of financing is not a condition to the obligations of the Purchasers.

ARTICLE VII

TERMINATION

Section 7.1                      Termination.  This Agreement may be terminated and the Merger may be abandoned as follows:

(a)	At any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

(b)	By either Parent or the Company, in each case by written notice to the other, if:

(i)
the Merger has not been consummated on or prior to March 31, 2012; provided that the right to terminate this Agreement under this Section 7.1(b)(i) will not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date;

(ii)	an administrative agency or commission or other governmental authority or instrumentality shall have issued a final nonappealable injunction, order,

decree, judgment or ruling, permanently enjoining or otherwise prohibiting the Merger; or

(iii)
at the Company Stockholders' Meeting or any adjournment thereof at which this Agreement has been voted upon, the Company stockholders fail to approve this Agreement by the Required Stockholder Vote; provided that Parent shall not have the right to terminate this  Agreement pursuant to this Section 7.1(b)(iii) if the failure to obtain the Required Stockholder Vote is due to the failure of M&F to vote the shares of Common Stock beneficially owned by it in accordance with Section 5.3(a).

(c)	By Parent upon written notice to the Company:

(i)	if, at any time prior to adoption of this Agreement by the Required Stockholder Vote, the Company Board or the Special Committee shall have effected an Adverse Company Recommendation; or

(ii)
upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured, within 15 days following receipt of written notice of such breach.

(d)	By the Company upon written notice to Parent:

(i)
if, at any time prior to adoption of this Agreement by the Required Stockholder Vote, the Company Board or the Special Committee shall have effected an Adverse Company Recommendation as a result of an Intervening Event; provided that the Company has complied with the requirements of Section 5.4 (including Section 5.4(f));

(ii)
if, at any time prior to adoption of this Agreement by the Required Stockholder Vote, the Company Board or the Special Committee shall have effected an Adverse Company Recommendation as a result of a Superior Proposal; provided that the Company has complied with requirements as set forth in Section 5.4 (including Section 5.4(e)); or

(iii)
upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured, within 15 days following receipt of written notice of such breach.

Section 7.2                      Effect of Termination.  If this Agreement is terminated as provided in Section 7.1, this Agreement will become null and void (except that the provisions of Section 7.2, Section 7.3 and Article VIII will survive any termination of this Agreement); provided that nothing in this Agreement will relieve any party from any Liability resulting from any willful breach of this Agreement or intentional misconduct.

Section 7.3                      Termination Fee.

(a)
The Company will pay, or cause to be paid, to Parent an amount equal to $8,250,000 (the "Termination Fee") if (i) the Company terminates this Agreement pursuant to Section 7.1(d)(ii), or (ii) Parent terminates this Agreement pursuant to Section 7.1(c)(i) and an Adverse Company Recommendation is made in connection with the receipt or announcement of an Acquisition Proposal.

(b)
If this Agreement is terminated (i) pursuant to Section 7.1(b)(iii) and prior to the date of the Company Stockholders' Meeting an Acquisition Proposal shall have been made or publicly announced and such Acquisition Proposal shall not have been publicly withdrawn without qualification at least five (5) Business Days prior to the Company Stockholders' Meeting, (ii) by the Company pursuant to Section 7.1(d)(i) or (iii) by Parent pursuant to Section 7.1(c)(i) under circumstances in which the Termination Fee is not payable, the Company will pay, or cause to be paid, all of Parent's, Merger Sub's and their respective Affiliates' reasonable out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Merger Sub and their respective Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement; provided that in no event shall the amount payable pursuant to this Section 7.3(b) exceed $4,000,000 (the amount payable pursuant to this Section 7.3(b), "Parent Expenses.

(c)
The Company acknowledges that the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchasers would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee or Parent Expenses and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the Termination Fee or Parent Expenses (or a portion of any such fees), the Company shall pay Parent its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made.

(d)
All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, and shall be made in the case of, (i) the Termination Fee, within two (2) Business Days after the termination of this Agreement, and (ii) Parent Expenses, within two (2) Business Days of receipt of an invoice from Parent.

(e)
In the event that Parent shall have the right to receive the Termination Fee or Parent Expenses, Parent's right to receive such payment (and the fees and expenses set forth in Section 7.3(d)), if any, shall be the sole and exclusive remedy (other than with respect to any Liability resulting from any willful breach of this Agreement or intentional misconduct by the Company) against the Company and any of the Company's Subsidiaries or Affiliates for any and all losses suffered by Parent, Merger Sub, their respective Affiliates in connection with, or as a result of the failure, of the transactions contemplated by this Agreement to be consummated.

ARTICLE VIII

MISCELLANEOUS

Section 8.1                      Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time, and none of the Purchasers and the Company, their respective Affiliates and any of the officers, directors, employees or stockholders of any of the foregoing, will have any Liability whatsoever with respect to any such representation or warranty after such time.  This Section 8.1 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 8.2                      Amendment.  This Agreement may be amended only by an agreement in writing executed by all of the Parties.  After the approval of the adoption of this Agreement by the stockholders of the Company, no amendment requiring approval of the stockholders of the Company and Merger Sub shall be made without first obtaining such approval.

Section 8.3                      Waiver.  At any time prior to the Effective Time, any of the Parties may:

(a)	extend the time for the performance of any of the obligations or other acts of any of the other Party or Parties, as the case may be; or

(b)
waive compliance with any of the agreements of the other Party or Parties, as the case may be, or fulfillment of any conditions (to the extent any such condition may be waived) to its own obligations under this Agreement.

Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

Section 8.4                      Special Committee Approval.  No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by the Company with respect to this Agreement without first obtaining the approval of the Special Committee.

Section 8.5                      Expenses.  Except as contemplated by this Agreement, including Section 7.3, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated by this Agreement will be the obligation of the Party incurring such expenses.

Section 8.6                      Guarantee.  M&F hereby guarantees the performance of the obligations of the Purchasers under this Agreement.  M&F shall cause each of the Purchasers and the Surviving

Corporation, as applicable, to perform all of their respective agreements, covenants and obligations under this Agreement, including those to be performed from and after the Effective Time.  This is a guarantee of payment and performance and not of collectability.  M&F hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against any of the Purchasers or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 8.6.

Section 8.7                      Actions by Dual Employees.  For purposes of this Agreement, including without limitation Sections 5.1 and 5.4, the Company shall not be in breach of this Agreement or  liable in respect of any actions taken by any Dual Employee.

Section 8.8                      Applicable Law; Jurisdiction; Specific Performance.

(a)
This Agreement will be governed by the Laws of the State of Delaware without regard to the conflicts of law principles thereof.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)
The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity.

Section 8.9                      Notices.  All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows: (a) if delivered in person, on the day of such delivery, (b) if by facsimile, on the day on which such facsimile was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the fifth Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

If to the Company, to:

M & F Worldwide Corp.
35 East 62nd Street
New York, NY 10065
Attention:	Special Committee
Fax:	(212) 572-8435

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Michael A Schwartz, Esq.
Jeffrey S. Hochman, Esq.
Fax:	(212) 728-8111

If to Parent or Merger Sub, to:

MacAndrews & Forbes Holdings Inc.
35 East 62nd Street
New York, NY 10065
Attention:	General Counsel
Fax:	(212) 572-8439

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attention:	Franklin M. Gittes, Esq.
Alan C. Myers, Esq.
Fax:	(212) 735-2000

Section 8.10                      Entire Agreement.  This Agreement (including the documents and instruments referred to in this Agreement) contains the entire understanding of the Parties with respect to the subject matter hereof, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

Section 8.11                      Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party or Parties, as the case may be; provided, however each of Parent and Merger Sub may assign its rights under this Agreement without such prior written consent to any of its Affiliates; provided, further, that any such assignment shall not relieve such Party of its obligations hereunder.

Section 8.12                      Construction; Interpretation.

(a)
The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(b)	Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)	References to "$" mean U.S. dollars.

(d)	References herein to a specific Section, Subsection, Schedule or Annex shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Annexes of this Agreement.

(e)	Wherever the word "include," "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation".

(f)
References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder.

(g)	References herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof.

(h)	The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

(i)
If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(j)
References herein to "as of the date hereof," "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement."

Section 8.13                      Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which will be considered one and the same agreement.

Section 8.14                      Transfer Taxes.  Parent shall pay all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement.  Purchaser shall file all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts.

Section 8.15                      No Third Party Beneficiaries.  Except as provided in Section 5.9, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

Section 8.16                      Severability; Enforcement.  Any term or provision of this Agreement that is held invalid or unenforceable in any jurisdiction by a court of competent jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be held unenforceable by a court of competent jurisdiction, such provision shall be interpreted to be only so broad as is enforceable.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

MX HOLDINGS ONE, LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS TWO, INC.

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MACANDREWS & FORBES HOLDINGS INC., solely with respect to Section 5.3(a) and Article VIII

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

M & F WORLDWIDE CORP.

By:	/s/ Paul G. Savas
	Name:	Paul G. Savas
	Title:	Executive Vice President and Chief Financial Officer